TSX TRUST COMPANY

REVISED 1

VIA ELECTRONIC TRANSMISSION

May 25, 2021

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:    EXRO TECHNOLOGIES INC
    Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1    ISIN:    CA30222R1091

CUSIP:    30222R109

2Date Fixed for the Meeting:    July 9, 2021

3Record Date for Notice:    May 12, 2021

4Record Date for Voting:    May 12, 2021

5Beneficial Ownership Determination Date:    May 12, 2021

6Classes or Series of Securities that entitle    COMMON the holder to receive Notice of the Meeting:

7Classes or Series of Securities that entitle    COMMON the holder to vote at the meeting:

8Business to be conducted at the meeting:    Annual and Special

9Notice-and-Access:
Registered Shareholders:    NO
Beneficial Holders:    NO
Stratification Level:    Not Applicable

10Reporting issuer is sending proxy-related materials
directly to Non-Objecting Beneficial Owners:    YES

11Issuer paying for delivery to Objecting Beneficial Owners:    NO

Yours truly,
TSX Trust Company

" Deanna Guilfoyle " Relationship Manager deanna.guilfoyle@tmx.com
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